DISCOVERY BANCORP
338 Via Vera Cruz
San Marcos, CA 92078

May 13, 2005

Via Edgar	D092-005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:    Christian Windsor and Kathryn McHale

Re:	Discovery Bancorp, San Marcos, California
Pre-Effective Amendment No. 3 to Form S-4 (File No. 333-122090)

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern Time, on Monday, May 16, 2005, or as soon thereafter as possible.

     The Registrant hereby confirms that it is aware of its obligations under the Securities Act. The Registrant further acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

(3)	the Registrant may not assert this action as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     It would be appreciated if the Commission’s staff would advise the Registrant’s counsel, S. Alan Rosen or Young H. Park by telephone at (818) 591-2121 or by fax at (818) 591-3838 upon the Registration Statement becoming effective or if this timing presents a problem.

Very truly yours,
/s/ James P. Kelley, II
James P. Kelley, II
President and Chief Executive Officer